Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Sequential Brands Group, Inc., for the registration of common stock, warrants and common stock underlying the warrants, and to the incorporation by reference therein of our report dated April 29, 2014, with respect to the consolidated financial statements of Galaxy Brand Holdings, Inc. and subsidiaries for the period from May 13, 2013 (inception) to December 31, 2013, and of our report dated June 23, 2014, with respect to the consolidated financial statements of Galaxy Brands, LLC and subsidiaries for the period from January 1, 2013 to May 13, 2013, each included in the Current Report on Form 8-K of Sequential Brands Group, Inc. filed with the Securities and Exchange Commission on August 18, 2014, as amended September 5, 2014.

/s/ Ernst & Young LLP

September 5, 2014